BB 7/5

06009087

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 03 2006 PROCESSING SECTION WASH. D.C. 152

SEC FILE NUMBER
8- 49681

AB 7/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEK Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1639 Shippan Avenue (No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miral Kim-E 203-357-0417 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahan Skiger & Co, pc (Name — if individual, state last, first, middle name)

1100 Summer St (Address) Stamford (City) CT (State) 06905 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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AB 7/8/06

Potential persons who are to respond to the collection of information

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Member of
MEK Securities, LLC
Stamford, CT 06902

In connection with our audit of MEK Securities, LLC we found that no material inadequacies existed as of December 31, 2005 and for the year then ended.

Kahan, Steiger & Company PC.
KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut

February 8, 2006